AMERICAN AMMUNITION, INC.
                              3545 NW 71st Street
                                Miami, FL 33147
                                 (305) 835-7400




December 27, 2001


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

   Re:      AMERICAN AMMUNITION, INC.
            CIK: 0001123648
            Commission File No.:  333-46160
            Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, American Ammunition, Inc. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form
SB-2, Commission File No. 333-46160, together with all exhibits thereto (collectively, the "Registration Statement"). The Registration Statement originally was filed with the Securities and Exchange Commission on November 30, 2001.

Pursuant to the Registration Statement, the Registrant proposed to register its 10% Senior Convertible Promissory Notes (the "Notes") and the Registrant's Common Stock, $.001 par value per share, into which the Notes were convertible, for resale by the selling shareholders to the public under an agreement with the Placement Agents as more particularly described in the Prospectus contained as part of the Form SB-2.

The Registration Statement was never declared effective and no securities have been sold in connection with the offering.

The Registrant wishes to withdraw the Registration Statement. This is due to the Registrant's determination that it does not intend to proceed with the offering or the arrangements with the Placement Agents as it was determined that the offering was premature since the Notes would only be sold once the Registration Statement was effective. In addition, it was agreed that certain arrangements with Argo Financial Ltd. relative to an initial investment and an Option to acquire a portion of the Notes were not in the best interest of either of the parties.


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Accordingly,  we request that an order granting  withdrawal of the  Registration
Statement be issued by the Commission as soon as possible as we believe the Commission should find that such withdrawal is consistent with the public interest and the protection of investors.

If you have any questions regarding the foregoing application for withdrawal, please contact Mercedes Travis or Donald F. Mintmire of Mintmire & Associations, legal counsel to the Registrant at (561) 832-5696.


Yours sincerely,

AMERICAN AMMUNITION, INC.

/s/ Stephen H. Durland
-------------------------------------
Stephen H. Durland
Chief Financial Officer
(Principal Accounting Officer)




cc:  Mintmire & Associates